Filed by Omega Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sun Bancorp, Inc.
Commission File No. 000-14745

The Agreement and Plan of Merger by and between Omega Financial Corporation and Sun Bancorp, Inc. dated as of April 20, 2004 will be filed by Omega Financial Corporation under cover of Form 8-K and is incorporated by reference into this filing.

ON APRIL 20, 2004 OMEGA FINANCIAL CORPORATION AND SUN BANCORP, INC. ISSUED THE FOLLOWING PRESS RELEASE:

[OMEGA FINANCIAL CORPORATION LOGO]	[SUN BANCORP INC LOGO]

CONTACTS:	Daniel L. Warfel, Chief Financial Officer
Omega Financial Corporation, (814) 231-5778
Robert J. McCormack, President & Chief Executive Officer
Sun Bancorp, Inc., (570) 523-4301

HEADLINE:	OMEGA FINANCIAL CORPORATION TO ACQUIRE SUN BANCORP, INC.

FOR IMMEDIATE RELEASE — APRIL 20, 2004 —

     State College, PA and Lewisburg, PA, April 21/PRNewswire - FirstCall/—Omega Financial Corporation (NASDAQ:OMEF)($1.1 billion assets) and Sun Bancorp, Inc. (NASDAQ:SUBI) ($1.0 billion assets) jointly announced today that Omega Financial Corporation; parent company of Omega Bank N.A., Central Pennsylvania Investment Company and subsidiary Omega Insurance Agency, and Central Pennsylvania Life Insurance Company, has agreed to acquire Sun Bancorp, Inc., parent company of SunBank, Mid-Penn Insurance Associates, Sun Investment Services, Bank Capital Services and Sentry Trust Company.

SunBank operates 23 financial centers in the central Pennsylvania counties of Dauphin, Luzerne, Lycoming, Snyder, Union, Clinton and Northumberland. Upon completion of the merger, SunBank will retain its name and operate as a division of Omega Bank. Robert J. McCormack, President and CEO of SunBank will serve as President of the SunBank Division of Omega Bank. Additionally, Mr. McCormack will hold the title of Executive Vice President, Chief Administrative Officer of Omega Financial Corporation. Three directors mutually acceptable to both Sun Bancorp and Omega Financial will be appointed to the Board of Directors of Omega Financial.

“This is a key strategic acquisition for us,” stated David B. Lee, Chairman, President and Chief Executive Officer of Omega Financial. “Omega Financial and Sun Bancorp share many values that have helped both of us become outstanding companies. Selecting a partner that shares our strong commitment to shareholders, employees, clients, and to supporting great communities is very important to us.”

“This is an outstanding opportunity for our company to continue its growth and success in an even larger capacity throughout the state,” said Donita R. Koval, President and Chief Executive Officer of Omega Bank and Chief Operating Officer of Omega Financial. “The combined company will continue to focus on earning 100% of our customer’s business and helping them to succeed financially.”

“We are thrilled about joining the Omega Financial organization and believe that this partnership will benefit the long-term interests of our stakeholders - shareholders, customers, employees and the communities we serve,” said Robert J. McCormack, President and CEO of Sun Bancorp. “The two companies have similar cultures and philosophies, including a commitment to local decision-making. Omega has an outstanding reputation as a company that values employees, clients, community support and has an excellent record of providing value for shareholders as well as a comprehensive range of bank products and services. By joining together we will create a premier financial services organization in central and northeastern Pennsylvania. We’re confident that Omega is the right choice as a business partner.”

Under the terms of the merger agreement, Sun Bancorp shareholders will be entitled to receive either 0.664 shares of Omega Financial common stock for each share of Sun Bancorp common stock or $23.25 in cash for each share held subject to pro rata allocation such that 20% of Sun Bancorp common stock shall be paid in cash and 80% will be in the form of Omega Financial Corporation common stock. This transaction is expected to be accretive to Omega’s earnings per share by the end of the first full year of combined operations. The combined assets of Omega Financial and Sun Bancorp based on both companies’ assets at March 31, 2004 will be approximately $2.1 billion.

     The definitive agreement has been approved unanimously by the Boards of Directors of both companies. The transaction is subject to all required regulatory approvals and approvals by Omega Financial Corporation and Sun Bancorp shareholders and certain other customary conditions. The transaction is anticipated to close late in the third quarter or early fourth quarter 2004.

Sandler O’Neill & Partners, L.P. acted as exclusive financial advisor and Blank Rome served as legal counsel to Omega Financial in this transaction. Sun Bancorp was advised by Keefe, Bruyette & Woods with legal services provided by Shumaker Williams.

A conference call is scheduled for April 21, 2004 at 10:00 a.m. EDT to discuss this transaction. To participate, dial 1-877-232-4392. An electronic presentation can be accessed beginning April 21, 2004 at 8:00 a.m., at www.omegafinancial.com/invrelations.html to serve as a reference and summary of the live call and to provide dial-in instructions. The conference call materials can be accessed up to 90 days on our web site at www.omegafinancial.com/invrelations.html.

Omega Financial will be filing relevant documents concerning the transaction with the United States Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments to these documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Omega Financial can be obtained, without charge, by directing a request to Omega Financial Corporation, 366 Walker Drive, State College, PA 16804, Attention: JoAnn McMinn, Corporate Controller (tel: 800-494-1810). INVESTORS ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Omega Financial Corporation is a diversified financial service company headquartered in State College, PA offering banking, insurance (insurance products offered through Omega Insurance Agency), investments (securities offered through PrimeVest Financial Services, a registered independent broker/dealer, members NASD/SIPC), wealth management, and trust services throughout their 44 community offices.

     This news release contains certain forward-looking statements about the proposed merger within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements regarding the anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” These forward-looking statements are based upon the current beliefs and expectations of Omega Financial Corporation’s and Sun Bancorp, Inc.’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the companies’ control. In addition, these forward-looking statements are subject to the assumptions set forth below with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. Omega Financial Corporation and Sun Bancorp, Inc. do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities: (1) competitive pressure among depository institutions increases significantly; (2) costs related to the integration of the business of Omega Financial Corporation and Sun Bancorp, Inc. are greater than expected; (3) operating costs, customer losses and business disruption following the merger may be greater than expected; (4) governmental approvals of the merger and/or the conversion may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger and/or the conversion; (5) Omega Financial Corporation and/or Sun Bancorp, Inc. shareholders may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) changes in the interest rate environment reduces interest margins; (8) general economic conditions, either nationally or in the states in which the combined company will be doing business, are less favorable than expected; (9) legislation or regulatory requirements or changes adversely affect the business in which the combined company will be engaged; and (10) changes may occur in the securities market.

OMEGA FINANCIAL CORPORATION SCHEDULED A CONFERENCE CALL FOR APRIL 21, 2004 AT 10:00 A.M. EST TO DISCUSS THE TRANSACTION WITH SUN BANCORP, INC. THE SLIDE PRESENTATION BELOW WILL BE AVAILABLE IN ELECTRONIC FORM ON OUR WEBSITE BEGINNING APRIL 21, 2004 PRIOR TO THE CONFERENCE CALL TO SERVE AS A REFERENCE AND SUMMARY OF THE LIVE CALL. THE CONFERENCE CALL MATERIALS CAN BE ACCESSED FOR UP TO 90 DAYS ON OUR WEB SITE AT WWW.OMEGAFINANCIAL.COM/INVRELATIONS.HTML.

Acquisition of Investor Presentation April 21, 2004 A Powerful Central Pennsylvania Franchise

Forward-Looking Statements Information and data contained in this presentation that are not historical facts constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. Omega and Sun Bancorp intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking the safe harbor provisions. These forward- looking statements include, but are not limited to, statements relating to: (1) the benefits of the proposed merger of Omega and Sun Bancorp, including projected future financial and operating results, estimated cost savings and accretion to Omega's projected earnings per share that may be realized from the merger and (2) Omega's and Sun Bancorp' plans, objectives, and expectations. Forward-looking statements are generally identifiable by the use of words such as "believe," "expect," "anticipate," "estimate," "project," "plan," or similar expressions. The ability of Omega to predict results or the actual effect of future plans and strategies is uncertain and actual results may differ from those predicted. Omega undertakes no obligation to update these forward-looking statements in the future. Factors which could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements include, but are not limited to, difficulties or delays in completing the acquisition of Sun Bancorp, difficulties in the integration or delays in the data processing conversion which may affect Omega's ability to achieve anticipated cost savings related to the operation of the acquired banking offices of Sun Bancorp, higher than expected costs related to the Sun Bancorp transaction, unanticipated changes in interest rates, deteriorating economic conditions which could result in increased delinquencies in Omega's or Sun Bancorp' loan portfolio, changes in purchase accounting adjustments and/or amortization periods, legislative or regulatory developments, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of Omega's or Sun Bancorp' loan or investment portfolios, demand for loan products, secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in Omega's and Sun Bancorp' market area, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional Information Omega will be filing a registration statement containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the Securities and Exchange Commission. Omega and Sun Bancorp shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Omega and Sun Bancorp, and the proposed transaction. When available, copies of this joint proxy statement/prospectus will be mailed to Omega and Sun Bancorp shareholders, and it and other documents filed by Omega or Sun Bancorp with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to Omega at 366 Walker Drive, State College, PA 16804 or Sun Bancorp at 155 North 15th Street, Lewisburg, PA 17837. Omega and Sun Bancorp and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Omega and Sun Bancorp in favor of the proposed merger. Information regarding such persons can be found in Omega's and Sun Bancorp' respective proxy statements, annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC. Additional information regarding the interests of such persons will also be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Presentation Outline Strategic Rationale Transaction Terms & Pricing Pro Forma Financial Impact Summary Appendix

Strategic Rationale

Strategic Rationale Complimentary Pennsylvania footprints create a broader and market leading Central Pennsylvania franchise with $2.2 billion in assets and $1.5 billion in deposits Pro forma institution has top 5 market share in 9 counties as well as State College, Altoona and Williamsport MSAs Similar customer-focused, community banking operating models Balance sheet diversification and enhanced lending capabilities Respective products and services fit well with communities served by each Accretive to both GAAP and cash earnings Strong financial position Effective use of Omega's excess capital Commonality of cultures and business philosophies Familiarity of management teams Franchise Enhancing Transaction Complimentary Business Combination Attractive Financial Implications Low Execution Risk

Powerful Central PA Franchise --------------------------------------------------------------------------------------------------- Source: SNL Financial. Deposits as of June 30, 2003. $ in millions. Excludes branches with no current deposits. Omega Sun Bancorp Reading Altoona Harrisburg Wilkes-Barre State College Williamsport Lewisburg

Powerful Central PA Franchise --------------------------------------------------------------------------------------------------- Source: SNL Financial. Deposits as of June 30, 2003. $ in millions. Excludes branches with no current deposits. (1) Includes Blair, Centre, Clinton, Huntingdon, Juniata, Lycoming, Mifflin, Northumberland, Snyder and Union counties.

Transaction Terms & Pricing

Transaction Summary --------------------------------------------------------------------------------------------------- (1) Based on Omega closing stock price of $35.40 on April 20, 2004. (2) Based on 7,678,867 SUBI common shares outstanding and assumes conversion of 503,384 SUBI options outstanding with an average strike price of $24.03. (3) Requires OMEF and SUBI shareholder approvals and regulatory approval; transaction subject to customary closing conditions.

Deal Pricing --------------------------------------------------------------------------------------------------- (1) Based on an exchange ratio of 0.664, Omega closing stock price of $35.40 on April 20, 2004, and exchange for 20% of SUBI shares for $23.25 in cash. (2) Based on SUBI closing stock price of $18.86 on April 20, 2004. (3) Based on SUBI GAAP EPS for the twelve months ended March 31, 2004 of $0.83. (4) Based on SUBI's internally estimated December 31, 2004 EPS of $0.95. (5) Based on SUBI's internally estimated December 31, 2005 EPS of $1.01. (6) Based on SUBI book value per share of $11.66 as of March 31, 2004. (7) Based on SUBI tangible book value per share of $6.20 as of March 31, 2004. (8) Based on SUBI March 31, 2004 deposits of $648 million. Core deposits exclude all CDs.

Pro Forma Financial Impact

Pro Forma Summary Financial Impact --------------------------------------------------------------------------------------------------- Pro forma does not reflect estimated purchase accounting adjustments, and merger costs. For the purposes of determining pro forma equity, the value of shares and stock options to be issued in the transaction is included. Based on common shares outstanding of 8,458,823 (as of December 31, 2003) and OMEF closing stock price of $35.40 on April 20, 2004. Based on common shares outstanding of 7,678,867 (as of March 31, 2004) and SUBI closing stock price of $18.86 on April 20, 2004.

Attractive Pro Forma Financial Impact Management expects to attain 15%-20% cost savings per annum in 2005 and forward Significant mark-to-market adjustments on loans, CDs and borrowings, which accrete back to earnings over 2 to 7 years One-time merger charges are expected to be approximately $10 million on a pre-tax basis, which include charges for transaction costs, data processing and conversion costs and various other employee related costs Management estimates a core deposit intangible of approximately $10 million, amortized on an accelerated basis over 10 years Omega expects this transaction to be immediately accretive to earnings with 15% to 20% GAAP accretion and 6% to 8% cash accretion in 2005

Purchase Accounting Assumptions Omega estimates pre-tax accretion of approximately $4.2 million from purchase accounting adjustments in 2005 ________________________________________________________________________________________________________________________ (1) Mark-to-market adjustments will be determined on the closing date of the acquisition. The estimates shown above may differ materially from the final purchase accounting adjustments, due to changes in interest rates, the final composition of Sun Bancorp's assets and liabilities and other factors. (2) Based on current estimate of mark-to-market adjustments, which are subject to change. See note 1 above.

Selected Financial Ratios

Solid Core Deposit Funding --------------------------------------------------------------------------------------------------- Source: Company 10-Ks for the period ended December 31, 2003.

Diversified Lending Capabilities --------------------------------------------------------------------------------------------------- Source: FFIEC Uniform Bank Performance Reports for the period ended December 31, 2003.

Summary

Summary Franchise enhancing transaction that creates powerful Central Pennsylvania franchise Excellent strategic fit due to each Company's customer-focused community banking models Attractive financial results based upon conservative transaction assumptions Low execution risk

Appendix

SUBI Historical Balance Sheet

SUBI Historical Income Statement

SUBI Financial Performance Data

Combined Loan Portfolio --------------------------------------------------------------------------------------------------- Source: FFIEC Uniform Bank Performance Reports for the period ended December 31, 2003.

Combined Deposit Composition --------------------------------------------------------------------------------------------------- Source: Company 10-Ks for the period ended December 31, 2003.